REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of June 30, 2025 is made by and between High Trail Special Situations LLC , a High Trail Special Situations LLC, 290 Harbor Drive, 3rd Floor Stamford, CT 06902 Attn: Capital Solutions (the “Investor”), and Cybin Inc., an Ontario corporation (the “Company”). The Investor and the Company may be referred to herein individually as a “Party” and collectively as the “Parties.”
WITNESSETH
WHEREAS:
A.    In connection with the Securities Purchase Agreement, by and among the parties hereto of even date herewith (the “Securities Purchase Agreement”), the Company has agreed, upon the terms and subject to the conditions of the Securities Purchase Agreement, to issue and sell to the Investor up to $50,000,000 in aggregate principal amount of convertible debentures (the “Convertible Debentures”), which shall be convertible into common shares in the capital of the Company (the “Common Shares”) (as converted, the “Conversion Shares”). Capitalized terms not defined herein shall have the meaning ascribed to them in the Securities Purchase Agreement.
B.    Pursuant to the terms of, and in consideration for the Investor entering into, and to induce the Investor to execute and deliver the Securities Purchase Agreement, the Company has agreed to provide certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “Securities Act”), and applicable state securities laws, and other rights as provided for herein.
AGREEMENT
NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and the Investor hereby agree as follows:
1.DEFINITIONS.
Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Securities Purchase Agreement. As used in this Agreement, the following terms shall have the following meanings:
(a)“Applicable Securities Laws” means Canadian Securities Laws and U.S. Securities Laws or any of them, as the circumstances require.
(b)“Business Day” means any day, other than (i) a Saturday, Sunday or statutory holiday in the Province of Ontario or the State of New York, and (ii) a day on which banks are generally closed in Toronto, Ontario or in New York, New York.

(c)“Canadian Base Shelf Prospectus” means a final Canadian base shelf prospectus for which a final receipt from the Canadian Securities Regulatory Authorities has been received qualifying the distribution of Registrable Securities, in each case pursuant to National Instrument 44- 102 – Shelf Distributions, or any successor to that instrument and including any related Canadian Prospectus Supplement.
(d)“Canadian Prospectus Supplement” means a “shelf prospectus supplement” as such term is defined in National Instrument 44-102 – Shelf Distributions.
(e)“Canadian Securities Laws” means, collectively, the securities legislation of each of the provinces and territories of Canada, and all rules, regulations, blanket orders, instruments and policies established thereunder or issued by the Canadian Securities Regulatory Authorities, and including the rules and policies of Cboe Canada Inc., all as amended from time to time; and in all cases as are applicable to the relevant Person at the applicable time.
(f)“Canadian Securities Regulatory Authorities” means the securities regulatory authorities in the applicable provinces and territories of Canada.
(g)“Effective Date” means the date that the applicable Registration Statement has been declared effective by the SEC, and in the case of a Prospectus, the issuance by the applicable Canadian Securities Regulatory Authorities of a receipt for the final prospectus.
(h)“Effectiveness Deadline” ” means, (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(b), the 15th calendar day following the date hereof, and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the earlier of (A) the 10th Business Day following the date on which the Company was required to file such additional Registration Statement and (B) the fifth Business Day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that such Registration Statement will not be reviewed or will not be subject to further review.
(i)“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
(j)“Filing Deadline” means, (i) with respect to the initial Registration Statement required to be filed pursuant to Section 2(a), the 15th calendar day following the date hereof, or if the 15th calendar day following the date hereof is not a Business Day, the first Business Day following the 15th calendar day and (ii) with respect to any additional Registration Statements that may be required to be filed by the Company pursuant to this Agreement, the date on which the Company was required to file such additional Registration Statement pursuant to the terms of this Agreement, but in any case, no later than the 10th Business Day following the date of the determination that an additional Registration Statement is required.
(k)“MJDS” means the Multi Jurisdictional Disclosure System as adopted by the SEC.
(l)“Person” means a corporation, a limited liability company, an association, a partnership, an organization, a business, an individual, a governmental or political subdivision thereof or a governmental agency.
(m)“Prospectus” means the prospectus included in a Registration Statement, filed under MJDS if available, (including, without limitation, a prospectus that includes any information previously omitted from a prospectus filed as part of an effective registration statement in reliance upon Rule 430A promulgated under the Securities Act), as amended or supplemented by any prospectus supplement, with respect to the terms of the offering of any portion of the Registrable Securities covered by a Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such Prospectus.
(n)“Registrable Securities” means all of (i) the Common Shares issuable upon conversion of the Convertible Debentures, (ii) the additional shares issuable in connection with any anti-dilution provisions of the Convertible Debentures (without giving effect to any limitations on exercise set forth in the Convertible Debentures, as applicable) and (ii) any Common Shares issued or issuable with respect to any shares described in subsections (i) and (ii) above by way of any share split, share dividend or other distribution, recapitalization or similar event or otherwise (in each case without giving effect to any limitations on exercise set forth in the Convertible Debentures, as applicable).
(o)“Registration Statement” means any registration statement of the Company filed pursuant to this Agreement, including the Prospectus, amendments and supplements to such registration statement or Prospectus, including post-effective amendments, all exhibits thereto, and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
(p)“Required Registration Amount” means (i) with respect to the initial Registration Statement,at least 20 million Common Shares issued or to be issued upon conversion of all the Convertible Debentures then outstanding at the then prevailing Conversion Price (as defined in the Convertible Debentures), and (ii) with respect to subsequent Registration Statements such number of Common Shares as equal to 250% of the maximum number of Common Shares issuable upon conversion of all Convertible Debentures then outstanding at the then prevailing Conversion Price (as defined in the Convertible Debentures) (assuming for purposes hereof that any such conversion shall not take into account any limitations on the conversion of the Convertible Debentures set forth therein), in each case subject to any cutback set forth in Section 2(d).
(q)“Rule 144” means Rule 144 under the Securities Act or any successor rule thereto.
(r)“Rule 415” means Rule 415 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same purpose and effect as such Rule.
(s)“SEC” means the Securities and Exchange Commission or any other federal agency administering the Securities Act and the Exchange Act at the time.
(t)“Securities Act” shall have the meaning set forth in the Recitals above.
(u)“SEC Guidance” means (i) any publicly available written or oral guidance of the SEC staff, or any comments, requirements or requests of the SEC staff and (ii) the Securities Act.
(v)“U.S. Securities Laws” means all applicable federal and state securities legislation of the United States, including the Securities Act and the Exchange Act, the respective regulations, rules and orders thereunder, and all applicable rules, regulations, policy statements, notices and interpretation notes issued by the SEC.

2.REGISTRATION.
(a)Registration Period. The Company’s registration obligations set forth in this Section 2 including its obligations to file Registration Statements, obtain effectiveness of Registration Statements, and maintain the continuous effectiveness of any Registration Statement that has been declared effective shall begin on the date hereof and continue until all the Registrable Securities have been sold or may be sold without any restrictions pursuant to Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and reasonably acceptable to the Company’s transfer agent (the “Registration Period”).
(b)Mandatory Registration. Subject to the terms and conditions of this Agreement, the Company shall (i) on or prior to the Filing Deadline, prepare and file (A) with the Ontario Securities Commission a Canadian Prospectus Supplement allowing for, amongst other things, secondary market sales of Common Shares in the United States, and (B) prepare and file with the SEC the Canadian Prospectus Supplement pursuant to General Instruction II.L of Form F-10, or, if Form F-10 is not available to the Company, prepare and file a Registration Statement on Form F-3 or such other form as may be available to the Company, in either case relating to and providing for the resale of the Registrable Securities on a continuous basis pursuant to Rule 415, if applicable, and cause the SEC to declare such Registration Statement effective, and (ii) on or prior to the 10th Business Day following receipt of each written notice by the Investor (a “Demand Notice”) delivered pursuant to the terms hereof, prepare and file an additional Registration Statement covering the resale by the Investor of Registrable Securities not covered by the initial Registration Statement. Each Registration Statement prepared pursuant hereto shall register for resale at least the number of Common Shares such that the pro forma Common Shares then registered in a Registration Statement and unissued will be equal to the Required Registration Amount as of date the Registration Statement is initially filed with the SEC. In addition, if at any time, clause (ii) of the Required Registration Amount exceeds 250% of the number of Common Shares then registered in a Registration Statement and unissued, then the Company shall file as soon as reasonably practicable, but in any case prior to the applicable Filing Deadline, an additional Registration Statement covering the resale by the Holders of a number of Common Shares such that the pro forma Common Shares then registered in a Registration Statement and unissued will be equal to not less than the Required Registration Amount. Each Canadian Prospectus Supplement and Registration Statement shall contain “Selling Stockholders” and “Plan of Distribution” sections; provided, however, that the Company’s obligations hereunder are contingent upon the Investor furnishing in writing to the Company for the purpose of including publicly in the Registration Statement, as applicable, such information regarding the Investor, the securities of the Company held and beneficially owned by the Investor, the intended method of disposition of the Registrable Securities and any other information required to be included in the Registration Statement, as applicable, as shall be reasonably requested by the Company to effect the registration of the applicable securities. The Company shall use its commercially reasonable efforts to have each Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Effectiveness Deadline. By 9:30 am, New York time on the Business Day following the date of effectiveness, the Company shall file with the SEC in accordance with Rule 424 under the Securities Act, the final Prospectus to be used in connection with sales pursuant to such Registration Statement. Prior to the filing of the Canadian Prospectus Supplement with the Ontario Securities Commission and the Registration Statement with the SEC, the Company shall furnish a draft of the Canadian Prospectus Supplement and the Registration Statement to the Investor for their review and comment. The Investor shall furnish comments on the Canadian Prospectus Supplement and the Registration Statement to the Company within 24 hours of the receipt thereof from the Company. For the purposes hereof, the Investor shall be entitled to deliver a Demand Notice to the Company at any time during the Registration Period if at such time (i) no Registration Statement is then in effect which the Investor may use to resell Registrable

Securities, or (ii) a Registration Statement is effective, but the holder has resold substantially all of the Common Shares registered on such Registration Statement. In addition, the Investor may deliver a Demand Notice to the Company at any time during the Registration Period during which (i) the Company does not have a class of securities listed, or approved for listing, on a national securities exchange registered pursuant to Section 6 of the Exchange Act, or (ii) Rule 144, as amended, would not allow the “tacking” of the holding period of the Convertible Debenture onto the holding period of the Conversion Shares issuable upon conversion thereof.
(c)Amendments and Supplements. During the Registration Period, subject to Allowable Grace Periods (as defined in Section 2(g) below), the Company shall use commercially reasonable efforts to (i) promptly prepare and file with the SEC such amendments (including post-effective amendments) and supplements to the Registration Statement, as applicable, and the Prospectus used in connection with a Registration Statement, which Prospectus is to be filed pursuant to Rule 424 promulgated under the Securities Act as may be necessary to keep such Registration Statement effective at all times during the Registration Period, (ii) prepare and file with the applicable securities regulators additional Registration Statements, as applicable, in order to register for resale under Securities Laws all of the Registrable Securities in accordance with the terms of this Agreement; (iii) cause the related Prospectus to be amended or supplemented by any required Prospectus supplement (subject to the terms of this Agreement), and as so supplemented or amended to be filed pursuant to Rule 424; (iv) respond as promptly as reasonably possible to any comments received from the applicable securities regulators with respect to a Registration Statement, Canadian Prospectus Supplement or any amendment thereto and as promptly as reasonably possible provide the Investor true and complete copies of all correspondence from and to the applicable securities regulators relating to a Registration Statement or the Canadian Prospectus Supplement (provided that the Company may excise any information contained therein which would constitute material non-public information as to any Investor which has not executed a confidentiality agreement with the Company); and (v) comply with the provisions of Applicable Securities Laws with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement until such time as all of such Registrable Securities shall have been disposed of in accordance with the intended methods of disposition by the seller or sellers thereof as set forth in such Registration Statement including the Prospectus Supplement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 2(c)) by reason of the Company’s filing a report on Form 40-F, or Form 6-K or any analogous report under the Securities Exchange Act, the Company shall incorporate such report by reference into the Registration Statement, as and if applicable, or shall file such amendments or supplements with the SEC on the same day on which the Exchange Act report is filed which created the requirement for the Company to amend or supplement the Registration Statement.
(d)Reduction of Registrable Securities Included in a Registration Statement. Notwithstanding anything contained herein, in the event that the SEC requires the Company to reduce the number of Registrable Securities to be included in a Registration Statement in order to allow the Company to rely on Rule 415 with respect to a Registration Statement, then the Company shall be obligated to include in such Registration Statement (which may be a subsequent Registration Statement if the Company needs to withdraw a Registration Statement and refile a new Registration Statement in order to rely on Rule 415) only such limited portion of the Registrable Securities as the SEC shall permit. Any Registrable Securities that are excluded in accordance with the foregoing terms are hereinafter referred to as “Cut Back Securities.” To the extent Cut Back Securities exist, promptly following such time as may be permitted by the SEC, the Company shall be required to file a Registration Statement covering the resale of the Cut Back Securities (subject also to the terms of this Section 2) and shall use its best efforts to cause such Registration Statement to be declared effective as promptly as practicable thereafter, but in no event later than the Effectiveness Deadline. Notwithstanding the foregoing to the contrary, the Company shall be obligated to use diligent efforts to advocate with the SEC for the registration of all of the Registrable Securities in accordance with the SEC Guidance, including without limitation, Compliance and Disclosure Interpretation 612.09. Unless otherwise directed in writing by a holder as to its Registrable Securities, the number of Registrable Securities to be registered on such Registration Statement will be reduced as follows: (i) first, the Company shall reduce or eliminate any securities to be included other than Registrable Securities; and (ii) second, the Company shall reduce Registrable Securities on a pro rata basis based on the total number of Registrable Securities held by such holders (or as otherwise expressly directed by the SEC).
(e)Piggy-Back Registrations. If at any time there is not an effective Registration Statement covering all of the Registrable Securities and the Company proposes to register the offer and sale of any Common Shares under Applicable Securities Laws (other than a registration (i) pursuant to a Registration Statement on Form S-8 (or other registration solely relating to an offering, business combination transaction, acquisition or sale to employees or directors of the Company pursuant to any employee share plan or other employee benefit arrangement), (ii) pursuant to a Registration Statement on Form F-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto), or (iii) in connection with any dividend or distribution reinvestment or similar plan), whether for its own account or for the account of one or more shareholders of the Company and the form of Registration Statement to be used may be used for any registration of Registrable Securities, the Company shall give prompt written notice (in any event no later than five days prior to the filing of such Registration Statement) to the holders of Registrable Securities of its intention to effect such a registration and, shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion from the holders of Registrable Securities within two days of receipt of notice from the Company; provided, however, that, the Company shall not be required to register any Registrable Securities pursuant to this Section 2(e) that have been sold or may be sold without any restrictions pursuant to Rule 144, as determined by the counsel to the Company pursuant to a written opinion letter to such effect, addressed and acceptable to the Company’s transfer agent.
(f)Allowable Grace Period. Notwithstanding anything to the contrary contained herein, upon the advice of Company counsel in the form of a written opinion, at any time after the Effective Date of a particular Registration Statement, the Company may, upon written notice to the Investor, suspend the Investor’s use of any Prospectus (in which event the Investor shall discontinue sales of any Registrable Securities pursuant to such Registration Statement contemplated by this Agreement, but shall settle any previously made sales of Registrable Securities) if the Company (x) is pursuing an acquisition, merger, tender offer, reorganization, disposition or other similar transaction and the Company determines in good faith that (A) the Company’s ability to pursue or consummate such a transaction would be materially adversely affected by any required disclosure of such transaction in such Registration Statement or other registration statement or (B) such transaction renders the Company unable to comply with Applicable Securities Laws, in each case under circumstances that would make it impractical or inadvisable to cause any Registration Statement (or such filings) to be used by the Investor or to promptly amend or supplement any Registration Statement contemplated by this Agreement on a post effective basis, as applicable, or (y) has experienced some other material non-public event the disclosure of which at such time, in the good faith judgment of the Company, would materially adversely affect the Company (each, an “Allowable Grace Period”); provided, however, that, subject to the terms of this Agreement, in no event shall the Investor be suspended from selling Registrable Securities pursuant to any Registration Statement for a period that exceeds twenty (20) consecutive calendar days or an aggregate of forty (40) calendar days in any 365-day period. Upon disclosure of such information or the termination of the condition described above, the Company shall provide prompt notice, but in any event within one Business Day of such disclosure or termination, to the Investor and shall promptly terminate any suspension of sales it has put into effect and shall take such other reasonable actions to permit registered sales of Registrable Securities as contemplated in this Agreement.
3.RELATED OBLIGATIONS.
(a)The Company shall, not less than three Business Days prior to the filing of each Registration Statement and not less than one Business Day prior to the filing of any related amendments and supplements to all Registration Statements (except for annual reports on Form 40-F, supplements and amendments to update the Registration Statement solely for information reflected in the Company’s annual reports on Form 40-F, or current reports on Form 6-K), furnish to each Investor copies of all such documents proposed to be filed, which documents (other than those incorporated or deemed to be incorporated by reference) will be subject to the reasonable and prompt review of such Investor, The Company shall not file a Registration Statement or any such Prospectus or any amendments or supplements thereto to which the Investor shall reasonably object in good faith; provided that, the Company is notified of such objection in writing no later than one (1) Business Day after the Investors have been so furnished copies of a Registration Statement.
(b)The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) an electronic copy of such Registration Statement as declared effective by the SEC and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, all exhibits and each Prospectus, (ii) an electronic of the final prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, which are not publicly available through EDGAR, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.
(c)The Company shall use its best efforts to (i) register and qualify the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of such jurisdictions in the United States as the Investor reasonably requests, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (w) make any change to its articles of incorporation or by-laws, (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(c), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.
(d)At any time prior to the end of the Registration Period, as promptly as practicable after becoming aware of such event or development, the Company shall notify each Investor in writing of the happening of any event as a result of which the Prospectus included in a Registration Statement, as then in effect, includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information), and promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to the Investor if requested. The Company shall also promptly notify each Investor in writing (i) when a Prospectus or any Prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to the Investor by facsimile on the same day of such effectiveness), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate. The Company shall respond as promptly as reasonably practicable to any comments received from the SEC with respect to a Registration Statement or any amendment thereto.
(e)The Company shall use its best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.
(f)The Company shall hold in confidence and not make any disclosure of information concerning the Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement. The Company agrees that it shall, upon learning that disclosure of such information concerning the Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to the Investor and allow the Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.
(g)The Company shall use its best efforts to cause all the Registrable Securities to be listed on each securities exchange on which the Common Shares are then listed. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(g).
(h)The Company shall cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of Common Shares and registered in such names as the holders of the Registrable Securities may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement or Rule; provided, that the Company may satisfy its obligations hereunder without issuing physical share certificates through the use of The Depository Trust Company's Direct Registration System or direct registration statements.
(i)The Company shall use its best efforts to cause the Registrable Securities to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.
(j)The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

(k)Within one Business Day after a Registration Statement which covers Registrable Securities is declared effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investor whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC.
(l)The Company shall take all other reasonable actions necessary to expedite and facilitate disposition by each Investor of Registrable Securities pursuant to a Registration Statement.
4.OBLIGATIONS OF THE INVESTOR.
(a)The Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2(f) the Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement covering such Registrable Securities until the Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 2(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, subject to compliance with the securities laws, as soon as possible, but in no event later than the second (2nd) Business Day following the date of receipt of notice, the Company shall cause its transfer agent to deliver unlegended certificates for Common Shares to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 2(f) and for which the Investor has not yet settled.
(b)The Investor covenants and agrees that it will comply with the prospectus delivery requirements of Applicable Securities Laws as applicable to it or an exemption therefrom in connection with sales of Registrable Securities pursuant to the Registration Statement.
(c)The Investor agrees to furnish to the Company a completed questionnaire (the “Selling Securityholder Questionnaire”) in the form attached to this Agreement as Annex A, on a date that is not less than two Business Days prior to the Filing Deadline. The delivery of such Selling Securityholder Questionnaire shall be a condition precedent to the Company’s obligation to file the Registration Statement hereunder.
(d)The Investor agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any amendments and supplements to the Registration Statement, the Canadian Base Shelf Prospectus and the Canadian Prospectus Supplement.
5.EXPENSES OF REGISTRATION.
Each party shall bear its own fees and expenses related to the transactions contemplated by this Agreements. For the avoidance of doubt, all expenses incurred by the Company in complying with its obligations pursuant to this Agreement and in connection with the registration and disposition of Registrable Securities shall be paid by the Company, including, without limitation, all registration, listing and qualifications fees, printers expenses, and fees and expenses of the Company’s counsel and accountants (except legal fees of Investor’s counsel associated with the review of the Registration Statement, the Canadian Base Shelf Prospectus

and the Canadian Prospectus Supplement). The Investor shall pay any sales or brokerage commissions and fees and expenses of counsel for, and other expenses of, the Investor incurred in connection with registration of Registrable Securities.
6.INDEMNIFICATION.
With respect to Registrable Securities which are included in a Registration Statement under this Agreement:
(a)To the fullest extent permitted by law, the Company shall, and hereby does, indemnify, hold harmless and defend the Investor, the directors, officers, partners, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the Securities Act or the Exchange Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; (ii) any untrue statement or alleged untrue statement of a material fact contained in any final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading; or (iii) any violation or alleged violation by the Company of the Securities Act, the Exchange Act, any other law, including, without limitation, any state securities law, or any rule or regulation there under relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement (the matters in the foregoing clauses (i) through (iii) being, collectively, “Violations”). The Company shall reimburse the Investor and each such controlling person promptly as such expenses are incurred and are due and payable, for any legal fees or disbursements or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (x) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto; (y) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, if such prospectus was timely made available by the Company pursuant to Section 3(c); and (z) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person.
(b)In connection with a Registration Statement, the Investor agrees to indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in

Section 6(a), the Company, each of its directors, each of its officers, employees, representatives, or agents and each Person, if any, who controls the Company within the meaning of the Securities Act or the Exchange Act (each an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the Securities Act, the Exchange Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or is based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(d), such Investor will reimburse any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the prospectus was corrected and such new prospectus was delivered to each Investor prior to such Investor’s use of the prospectus to which the Claim relates.
(c)Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one (1) counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. The Indemnified Party or Indemnified Person shall cooperate fully with the indemnifying party in connection with any negotiation or defense of any such action or claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent; provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified

Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.
(d)The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or Indemnified Damages are incurred.
(e)The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.
7.CONTRIBUTION.
To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no seller of Registrable Securities guilty of fraudulent misrepresentation (within the meaning of Applicable Securities Laws) shall be entitled to contribution from any seller of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities.
8.REPORTS UNDER THE EXCHANGE ACT.
With a view to making available to the Investor the benefits of Rule 144 promulgated under the Securities Act or any similar rule or regulation of the SEC that may at any time permit the Investor to sell securities of the Company to the public without registration, and as a material inducement to the Investor’s purchase of the Convertible Debentures, the Company represents, warrants, and covenants to the following:
(a)The Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act and has filed all required reports under Section 13 or 15(d) of the Exchange Act during the 12 months prior to the date hereof (or for such shorter period that the issuer was required to file such reports), other than Form 6-K reports.
(b)During the Registration Period, the Company shall use its commercially reasonable efforts to file with the SEC in a timely manner all required reports under Section 13 or 15(d) of the Exchange Act (it being understood that nothing herein shall limit the Company’s obligations under the Securities Purchase Agreement) and such reports shall conform to the requirement of the Exchange Act and the SEC for filing thereunder.
(c)The Company shall furnish to the Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company that it has complied with the reporting requirements of Rule 144, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested to permit the Investor to sell such securities pursuant to Rule 144 without registration.
9.AMENDMENT OF REGISTRATION RIGHTS.
Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investor. Any amendment or waiver effected in accordance with this Section 9 shall be binding upon the Investor and the Company. No such amendment shall be effective to the extent that it applies to fewer than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.
10.MISCELLANEOUS.
(a)A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities or owns the right to receive the Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the registered owner of such Registrable Securities.
(b)The Company shall not file any other registration statements on Form F-10, F-3 or F-1, or otherwise until the initial Registration Statement required hereunder is declared effective by the SEC, provided that this Section 10(b) shall not prohibit the Company from filing amendments to registration statements already filed. The Company shall not include any other securities on a Registration Statement unless otherwise agreed by the Investor.
(c)Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered pursuant to the notice provisions of the Securities Purchase Agreement or to such other address and/or electronic mail address and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) electronically generated by the sender’s email service provider containing the time, date, and recipient email or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with this section.
(d)Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.
(e)The laws of the State of New York shall govern all issues concerning the relative rights of the Company and the Investors as its shareholders. All other questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the

Supreme Court of the State of New York, sitting in New York County, New York and federal courts for the Southern District of New York sitting New York, New York, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.
(f)This Agreement and the rights, duties and obligations of the Investor hereunder may only be assigned upon the transfer of a Convertible Debenture or the Conversion Shares issued pursuant to a Convertible Debenture pursuant to the terms and restrictions on transfer set forth in the Securities Purchase Agreement and the applicable Convertible Debenture. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the parties. No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (A) written notice of such assignment and (B) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement).
(g)The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.
(h)This Agreement may be executed in identical counterparts, both which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party. Facsimile or other electronically scanned and delivered signatures (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com), including by e-mail attachment, shall be deemed to have been duly and validly delivered and be valid and effective for all purposes of this Agreement.
(i)Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.
(j)The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

(k)This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Investor and the Company have caused their signature page to this Registration Rights Agreement to be duly executed as of the date first above written.

COMPANY:
CYBIN INC.

By: (signed) “Doug Drysdale”
Name: Doug Drysdale
Title: Chief Executive Officer

INVESTOR: HIGH TRAIL SPECIAL SITUATIONS LLC

By: (signed) “Erik Helenek”
Name: Erik Helenek
Title: Authorized Signatory

QUESTIONNAIRE
1.Name.

(a)Full Legal Name of Selling Securityholder

(b)Full Legal Name of Registered Holder (if not the same as (a) above) through which Registrable Securities are held:

(c)Full Legal Name of Natural Control Person (which means a natural person who directly or indirectly alone or with others has power to vote or dispose of the securities covered by this Questionnaire):

1.Address for Notices to Selling Securityholder:

Telephone:
Fax:
Contact Person:

E-Mail:
2.Broker-Dealer Status:

(a)Are you a broker-dealer?
Yes ☐    No ☐
(b)If “yes” to Section 3(a), did you receive your Registrable Securities as compensation for investment banking services to the Company?
Yes ☐    No ☐
Note: If “no” to Section 3(b), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.

(c)Are you an affiliate of a broker-dealer?
Yes ☐    No ☐
(d)If you are an affiliate of a broker-dealer, do you certify that you purchased the Registrable Securities in the ordinary course of business, and at the time of the purchase of the Registrable Securities to be resold, you had no agreements or understandings, directly or indirectly, with any person to distribute the Registrable Securities?
Yes ☐    No ☐
Note: If “no” to Section 3(d), the Commission’s staff has indicated that you should be identified as an underwriter in the Registration Statement.
3.Beneficial Ownership of Securities of the Company Owned by the Selling Securityholder.

Except as set forth below in this Item 4, the undersigned is not the beneficial or registered owner of any securities of the Company other than the securities issuable pursuant to the Subscription Agreement.
(a)Type and Amount of securities beneficially owned, controlled or directed, by the Selling Securityholder:

(b)Type and Amount of securities being distributed for the account of the Selling Securityholder:

(c)Type and Amount of securities of any class to be owned, controlled or directed after the distribution:

(d)Whether the securities referred to in paragraph (a), b) or (c) are owned both of record and beneficially, of record only, or beneficially only:

(e)If any of the securities being distributed are being distributed for the account of a securityholder and those securities were purchased by the selling securityholder within the two years preceding the date of the prospectus, state the date the selling securityholder acquired the securities and, if the securities were acquired in the 12 months preceding the date of the prospectus, the cost to the securityholder in the aggregate and on an average cost-per-security basis:

4.Relationships with the Company:

Except as set forth below, neither the undersigned nor any of its affiliates, officers, directors or principal equity holders (owners of 5% of more of the equity securities of the undersigned) has held any position or office or has had any other material relationship with the Company (or its predecessors or affiliates) during the past three years.
State any exceptions here:

The undersigned agrees to promptly notify the Company of any material inaccuracies or changes in the information provided herein that may occur subsequent to the date hereof at any time while the Registration Statement remains effective; provided, that the undersigned shall not be required to notify the Company of any changes to the number of securities held or owned by the undersigned or its affiliates.
By signing below, the undersigned consents to the disclosure of the information contained herein in its answers to Items 1 through 5 and the inclusion of such information in the Registration Statement and the related prospectus and any amendments or supplements thereto. The undersigned understands that such information will be relied upon by the Company in connection with the preparation or amendment of the Registration Statement and the related prospectus and any amendments or supplements thereto.

IN WITNESS WHEREOF the undersigned, by authority duly given, has caused this Notice and Questionnaire to be executed and delivered either in person or by its duly authorized agent.
Date:     Beneficial
             Owner:

    By:
    Name:
    Title:

PLEASE EMAIL A .PDF COPY OF THE COMPLETED AND EXECUTED NOTICE AND QUESTIONNAIRE TO:

Dorsey & Whitney LLP
Attention: Robert Van de Mark
E-mail: vandemark.robert@dorsey.com